UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATLAS TECHNOLOGY GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

049432107

(CUSIP Number)

David J. Cutler

PO Box 147165

Lakewood, CO 80214

(303) 323-4896

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 049432107	Page 2 of 5

1	NAMES OF REPORTING PERSONS DAVID J. CUTLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1 Share of Series A Super Majority Voting Convertible Preferred Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1 Share of Series A Super Majority Voting Convertible Preferred Stock (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Share of Series A Super Majority Voting Convertible Preferred Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1 Share of Series A Super Majority Voting Convertible Preferred Stock / 61% (1)
14	TYPE OF REPORTING PERSON IN

(1) The share of Series A Super Majority Voting Convertible Preferred Stock carries super majority voting rights such that it can vote the equivalent of 61% of all votable preferred and common stock at all times.

CUSIP No. 049432107	Page 3 of 5

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the common stock of Atlas Technology Group, Inc., a Florida corporation (the “Issuer”), with a par value of $0.00001 (the “Shares”). The mailing address of the principal executive office of the Issuer is PO Box 147165, Lakewood, Colorado, 80214.

Item 2.	Identity and Background.

(a)	Name: David J. Cutler (the “Reporting Person”).

(b)	Business address: PO Box 147165, Lakewood, Colorado, 80214

(c)

Present principal employment:

Mr. Cutler is Chief Financial Officer and a director of Atlas Technology Group, Inc. since May 29, 2021. Mr. Cutler is currently the Principal of Cutler & Co. LLC, a PCAOB registered auditing firm, and has been chief executive officer, chief financial officer and a Director of Solanbridge Group, Inc., a publicly quoted shell company, since September 24, 2021 Between 2011 and 2017, Mr. Cutler was initially chief financial officer and subsequently chief executive officer and a director of US Precious Metals, Inc., an OTC quoted gold exploration company with mining interests in Mexico. Between 2012 and 2017, Mr. Cutler was also chief financial officer and director of Discovery Gold Corporation, an OTC quoted gold exploration company with exploration rights in Ghana. Mr. Cutler was the chief executive officer and director of the following publicly quoted shell companies: Canning Street Corporation (successor company to Alexandria Advantage Warranty) (2020-2021), Company Southwestern Water Exploration Co. (2011 – 2017), Naerodynamics, Inc. (2015-2016), Torrent Energy Corp. (2011-2015) and Quantech Electronics Corp. (2012-2015). Effective February 23, 2017, Mr. Cutler was barred by the PCAOB from being an associated person of a registered public accounting firm. This bar was lifted by the PCAOB effective January 15, 2020. Mr. Cutler holds a Master’s degree from Cambridge University in the United Kingdom and qualified as a British Chartered Accountant and Chartered Tax Advisor with Arthur Andersen & Co. in London. He was subsequently admitted as a Fellow of the UK Institute of Chartered Accountants. Since arriving in the United States, Mr. Cutler has qualified as a Certified Public Accountant, a Certified Valuation Analyst of the National Association of Certified Valuation Analysts and obtained an executive MBA from Colorado State University.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Effective May 29, 2021, the Issuer entered into an agreement with Corporate Excellence Consulting Inc. (“CECI”), our then controlling shareholder, and Mr. David Cutler (“Mr. Cutler”) (“the Agreement”) under which:

•	CECI surrendered, and Issuer cancelled, the single outstanding share of Series A Preferred Stock. The single outstanding share of Series A Preferred Stock carried super preferred voting rights enabling the holder to vote the equivalent of 61% of all voteable preferred and common shares issued and outstanding.

•	Issuer issued a new share of Series A Preferred Stock, carrying the same super preferred voting rights described above, to Mr. Cutler. As a consequence of this issuance, Mr. Cutler became Issuer’s new controlling shareholder.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

CUSIP No. 049432107	Page 4 of 5

Item 4.	Purpose of Transaction.

This form is the initial filing in conjunction with the effectiveness of the Form 10 of Atlas Technology Group, Inc. The information set forth or incorporated in Item 3 is incorporated herein by reference.

Mr. Cutler is deemed a beneficial owner as an Officer and Director of the Issuer as a holder of one (1) share of Series A Super Majority Voting Convertible Preferred Stock. The share of Series A Super Majority Voting Convertible Preferred Stock carries super majority voting rights such that it can vote the equivalent of 61% of all votable preferred and common stock at all times.

The Reporting Persons have plans which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows:

(a)	Reporting Person may sell control separately or in conjunction with a merger.

(b)	It is anticipated that a sale of control or merger will be effected for the Issuer.

(c)	None.

(d)	It is anticipated that in the event of a merger or change in control of Issuer, management and directors will be changed.

(e)	None planned at this time.

(f)	None at this time.

(g)	None at this time.

(h)	None at this time.

(i)	None at this time.

(j)	None.

The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person indirectly has beneficial ownership of 1 share of Series A Super Majority Voting Preferred Convertible Stock, representing 61% of all votable preferred and common stock at all times.

(b)	The Reporting Person has sole power to vote and dispose of 61% of all votable preferred and common stock at all times.

(c)

Other than the transactions referred to below, (i) the Reporting Person or, (ii) to the Reporting Person’s knowledge, the person set forth hereto has not effected any transaction in the Common Stock during the past 60 days.

None.

(d)	No person other than Mr. Cutler has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D.

(e)	Not applicable.

CUSIP No. 049432107	Page 5 of 5

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of his knowledge, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cutler and any other person or entities with respect to any securities of the Issuer.

In addition, the information set forth in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following are filed as exhibits to the Schedule 13D:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2021

/s/ David J. Cutler
David J. Cutler